Yucheng Reports Unaudited Fourth Quarter and Full Year 2010 Financial Results

BEIJING, Feb. 18, 2011 /PRNewswire-Asia-FirstCall / -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced financial results for the fourth quarter and full year ended December 31, 2010.

☐	Fourth quarter software & solutions revenues of US$18.7 million, an increase of 151.6% year-over-year;

☐	Fourth quarter net revenue (Non-GAAP) of US$21.9 million, an increase of 128.5% year-over-year;

☐	Fourth quarter net income (Non-GAAP) from continuing operations of US$3.2 million, or US$0.16 per share, as compared to USD -6.1 million, or US$ -0.33 per share in the year-ago period;

☐	Full Year total revenue (Non-GAAP) and EPS (Non-GAAP) guidance for FY 2011 is between US$70.0 million and US$72.0 million and US$0.43-0.45.

“In the fourth quarter, Yucheng continued to see the positive results from our operational improvement in addition to benefiting from the strong seasonal demand. We believe the strong customers demand for IT solutions will carry well into 2011. We have laid a solid foundation through the restructuring in the past year for future growth, as evidenced by the fact that our market share at our largest customer improved even when its IT software spending was reduced in 2010. We are confident that we will be able to capitalize on the market opportunities and further consolidate our leadership position in the industry.” said Mr. Hong Weidong, CEO of Yucheng Technologies.

“In addition, we have sold our POS business as planned to its management team as of December 31, 2010. With a series of initiatives we have undertaken since June, 2009, we have now divested all the non-core businesses and as a result, we will be a much more focused IT solution provider to the banks in China in 2011 and beyond,” added Mr. Hong.

Recent Developments

Yucheng entered into an agreement as of December 31, 2010 to sell 100% of the shares in our POS company to the management team of the POS business to permit the company to focus on our core business of IT solutions for banks in China.

The POS business has been reclassified to discontinued operations for the year ended December 31, 2010, and the comparative figures for the years ended December 31, 2008 and 2009 have been retrospectively reclassified to discontinued operations according to US GAAP accounting requirements.

As a result of the disposition, starting the first quarter of 2011, Yucheng will only have software & solutions business and platform & maintenance services business.

Fourth Quarter 2010 Financial Results

Yucheng's 2010 fourth quarter revenues, gross margin and operating margin do not include the results of POS business, which has been reclassified to discontinued operations.

Total revenues for the fourth quarter of 2010 were US$21.9 million, an increase of 212.8% year-over-year and 39.0% sequentially. Net revenues (non-GAAP)1 for the fourth quarter of 2010 were US$21.9 million, an increase of 128.5% year-over-year and 38.4% sequentially. The year-over-year increase was mainly due to the increase of software & solutions revenues.

Gross margin for the fourth quarter of 2010 was 50.6%, compared to 27.4% in the year-ago period and 48.4% in the previous quarter. Gross margin of net revenues (non-GAAP)2 was 50.7% in the fourth quarter of 2010, compared to 20.1% in the year-ago period and 48.4% in the previous quarter. The increase in gross margin (non-GAAP) year-over-year was a combined result of the increases in gross margin of both software & solutions business and platform business.

Software & solutions revenues for the fourth quarter of 2010 were US$18.7 million, an increase of 151.6% year-over-year and 34.1% sequentially.

Gross margin of software & solutions business for the fourth quarter of 2010 was 48.9%, compared to 14.4% in the year-ago period and 50.0% in the previous quarter. The sequential decrease in the gross margin was primarily due to labor cost increases.

Platform & maintenance services revenues for the fourth quarter of 2010 were US$3.2 million, compared to US$ -0.4 million in the year-ago period and US$1.8 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) for the fourth quarter of 2010 were US$3.1 million, an increase of 47.5% year-over-year and 71.8% sequentially.

Gross margin of platform & maintenance services business for the fourth quarter of 2010 was 60.6%, compared to -191.9% in the year-ago period and 36.3% in the previous quarter. Gross margin of net revenues (non-GAAP) for platform maintenance services was 61.8% in the fourth quarter of 2010, compared to 40.0% in the year-ago period and 36.0% in the previous quarter. The increase in gross margin (non-GAAP) was mainly due to the increase of platform business.

Total operating expenses for the fourth quarter of 2010 decreased 14.5% year-over-year and increased 48.4% sequentially to US$8.4 million. Total operating expenses (non-GAAP)3 for the fourth quarter of 2010 decreased 19.5% year-over-year and increased 48.7% sequentially to US$7.6 million. The year-over-year decrease was mainly attributable to a bad debt provision of USD2.7 million which we took in 2009 Q4. The sequential increase was mainly impacted by sales commission and year-end bonus.

Income from operations for the fourth quarter of 2010 was US$2.7 million, compared to US$ -7.9 million in the year-ago period and US$2.0 million in the previous quarter. Income from operations (non-GAAP)4 for the fourth quarter of 2010 was US$3.5 million, compared to US$ -7.5 million in the year-ago period and US$2.5 million in the previous quarter.

Operating margin of total revenue was 12.4% for the fourth quarter of 2010, compared to -112.3% in the year-ago period and 12.6% in the previous quarter. Operating margin of net revenues (non-GAAP)5 was 15.9% for the fourth quarter of 2010, compared to -78.8% in the year-ago period and 16.0% in the previous quarter.

Income from discontinued operations, net of tax for the fourth quarter of 2010 was US$ -4.2 million, reflecting the reclassified operating results of the POS business and the loss from disposal of the POS business.

In the fourth quarter of 2010, the Company recorded net income from continued operations of US$2.4 million, or US$0.12 per diluted share, compared to US$ -6.4 million, or US$ -0.35 per diluted share, in the year-ago period and US$1.8 million, or US$0.09 per diluted share, in the previous quarter.

Net income from continued operations (non-GAAP)6 was US$3.2 million in the fourth quarter of 2010 or US$0.16 per diluted share. Net income from continued operations (non-GAAP) in the year-ago period was US$ -6.1 million or US$ -0.33 per diluted share. Net income from continued operations (non-GAAP) in the previous quarter was US$2.3 million or US$0.12 per diluted share.

In the fourth quarter of 2010, the Company recorded net income of US$ -1.8million, or US$ -0.09 per diluted share, compared to US$ -6.8 million, or US$ -0.36 per diluted share, in the year-ago period and US$1.5 million, or US$0.08 per diluted share, in the previous quarter.

Net income (non-GAAP) was US$ -1.0 million in the fourth quarter of 2010 or US$-0.05 per diluted share. Net income (non-GAAP) in the year-ago period was US$ -6.4 million or US$ -0.35 per diluted share. Net income (non-GAAP) in the previous quarter was US$2.0 million or US$0.11 per diluted share.

As of December 31, 2010, Yucheng had cash and cash equivalents and restricted cash totaling US$24.5 million.

Operating cash flow in the fourth quarter of 2010 was a net inflow of US$13.7 million.

Full Year 2010 Financial Results

Yucheng's full year revenues, gross margin and operating margin do not include the results of POS business, which has been reclassified to discontinued operations.

Total revenues for 2010 were US$61.0 million, an increase of 17.4% year-over-year. Net revenues (non-GAAP) for 2010 were US$59.8 million, an increase of 18.7% year-over-year. The year-over-year increase was mainly due to the increase of software & solutions revenues.

Gross margin for 2010 was 48.8%, compared to 46.0% in 2009. Gross margin of net revenue (non-GAAP) was 49.7% in 2010, compared to 47.4% in 2009. The increase in gross margin (non-GAAP) year-over-year was largely due to the increase of gross margin of software & solutions.

Software & Solutions revenues for 2010 were US$51.4 million, an increase of 22.3% year-over-year.

Gross margin of software & solutions business for 2010 was 49.8%, compared to 45.4% in 2009. The increase in gross margin year-over-year was largely due to the better cost management of the software development project.

Platform & maintenance services revenues for 2010 were US$9.6 million, a decrease of 3.3% year-over-year. Net revenues for platform & maintenance services (non-GAAP) for 2010 were US$8.4 million, an increase of 0.6% year-over-year.

Gross margin of platform & maintenance services business for 2010 was 43.3%, compared to 48.7% in 2009. Gross margin of net revenue (non-GAAP) for platform maintenance services was 49.3% in 2010, compared to 57.7% in 2009. The decrease in gross margin (non-GAAP) year-over-year was largely due to of the decrease of platform business.

Total operating expenses for 2010 decreased 4.1% year-over-year to US$24.2million. Total operating expenses (non-GAAP) for 2010 decreased 4.6% year-over-year to US$22.8million.The year-over-year decrease was mainly attributable to a bad debt charge of USD2.7 million which we took in 2009.

Income from operations for 2010 was US$5.5 million, compared to US$ -1.3 million in 2009. Income from operations (non-GAAP) for 2010 was US$7.0 million, compared to US$0.0 million in 2009. Operating margin of total revenue was 9.1% in 2010, compared to -2.5% in 2009. Operating margin of net revenue (non-GAAP) was 11.6% in 2010, compared to 0.04% in 2009.

Income from discontinued operations, net of tax for 2010 was US$ -5.1 million, reflecting the reclassified operating results of the POS business as well as the loss from the disposal of the POS business.

In 2010, the Company recorded net income from continued operations of US$5.8 million, or US$0.31 per diluted share, compared to US$0.5 million, or US$0.02 per diluted share, in 2009.

Net income from continued operations (non-GAAP) was US$7.2 million in 2010 or US$0.38 per diluted share. Net income from continued operations (non-GAAP) in 2009 was US$1.8 million or US$0.10 per diluted share. Net income from continued operations (non-GAAP) increased 299.7% year-over-year.

In 2010, the Company recorded net income of US$0.7 million, or US$0.04 per diluted share, compared to US$-0.6 million, or US$-0.03 per diluted share, in 2009.

Net income (non-GAAP) was US$2.1 million in 2010 or US$0.11 per diluted share. Net income (non-GAAP) in 2009 was US$0.7 million or US$0.04per diluted share. Net income (non-GAAP) increased 189.3% year-over-year.

Operating cash flow for the full year 2010 was a net outflow of US$4.4 million, which was primarily due to an Increase in trade accounts receivables.

Financial Results including the POS business

For comparison purpose with previous period results, we are also including Yucheng's financial results as if POS business were not disposed as following:

Financial results including the POS business
	Three months ended Dec. 31		Twelve months ended Dec. 31
	2010	2009	2010	2009
	(in US dollar thousands)
Total revenues(non-GAAP)	23,396	10,527	64,452	54,165
Gross profit(non-GAAP)	12,091	2,359	32,245	25,686
Income from Operating	2,662	-8,309	4,618	-2,746
Net income (non-GAAP)	3,024	-6,438	6,153	728
Net income per diluted share (non-GAAP)	0.16	-0.35	0.32	0.04

☐	Net revenues (non-GAAP) for the fourth quarter of 2010 were US$23.4 million, an increase of 122.2% year-over-year and 38.3% sequentially.

☐	Net revenues (non-GAAP) of 2010 were US$64.5 million, an increase of 19.0% year-over-year.

☐	Net income (non-GAAP) was US$3.0 million in the fourth quarter of 2010 or US$0.16 per diluted share. Net income (non-GAAP) in the year-ago period was US$ -6.4 million or US$ -0.35 per diluted share.

☐	Net income (non-GAAP) was US$6.2 million in 2010 or US$0.32 per diluted share. Net income (non-GAAP) in the year-ago period was US$0.7 million or US$0.04 per diluted share.

Business Outlook

For the quarter ending March 31, 2011, Yucheng expects net revenue (non-GAAP) to be in the range of US$10.5 million to US$10.8 million and net income (non-GAAP) per share to be US$0.00.

For the fiscal year ending December 31, 2011, Yucheng expects net revenue (non-GAAP) to be in the range of US$70.0 million to US$72.0 million and net income (non-GAAP) per share to be in the range of US$0.43 to US$0.45.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income

	Three Months		Twelve Months
	Ended Dec.31,		Ended Dec.31,
	2010	2009	2010	2009
	USD	USD	USD	USD

Revenues:
Software & solutions	18,744,989	7,451,773	51,384,842	42,015,796
Platform & maintenance services	3,182,509	(440,901)	9,565,348	9,896,821
Total revenues	21,927,498	7,010,872	60,950,190	51,912,617

Total cost of revenues	(10,835,617)	(5,089,829)	(31,233,479)	(28,020,962)

Gross profit	11,091,881	1,921,042	29,716,711	23,891,655

Operating expenses:
Research and development	(365,735)	(518,557)	(1,588,410)	(2,025,187)
Selling and marketing	(2,903,509)	(1,796,312)	(6,758,844)	(6,022,967)
General and administrative	(5,109,051)	(7,479,581)	(15,825,190)	(17,165,163)
Including: Amortization for intangible assets	(43,626)	(335,836)	(174,504)	(1,343,344)
Stock-based compensation cost	(723,808)	0	(1,215,943)	0

Total operating expenses	(8,378,295)	(9,794,450)	(24,172,444)	(25,213,317)

Income from continuing operating	2,713,586	(7,873,407)	5,544,267	(1,321,662)

Other income (expenses):
Interest income	16,707	16,487	48,241	59,403
Interest expense	(205,828)	(152,669)	(683,502)	(418,976)
Investment gain (loss)	(209,834)	126,904	(179,023)	536,785
Other income (expense), net	332,192	296,784	1,410,050	283,981

Income (loss) before income tax and minority interests	2,646,823	(7,585,901)	6,140,033	(860,469)

Income tax benefit (expense)	(362,298)	906,918	(765,298)	768,930
Minority interests	109,265	231,204	413,012	544,103

Net income (loss) from continued operations	2,393,790	(6,447,779)	5,787,747	452,564

Discontinued operations:
Loss from operations of discontiuned subsidiaries	(4,183,675)	(325,755)	(5,071,518)	(1,067,601)

Net income	(1,789,885)	(6,773,535)	716,229	(615,037)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
Dec 31, 2010 and Dec 31,2009

	2010.12.31	2009.12.31
	USD	USD

Assets
Current assets:
Cash and cash equivalent	24,543,450	36,111,587
Trade accounts receivable, net	30,450,034	21,671,700
Costs and estimated earnings in excess of billings on uncompleted contracts	20,136,719	15,477,595
Amounts due from related companies	1,915,032	248,659
Inventories	104,971	496,943
Pre-contract costs	3,663,791	1,739,711
Other current assets	9,253,506	5,604,798
Deferred income taxes - Current	0	839,920

Total current assets	90,067,503	82,190,913

Investments in and advances to affiliates	4,312,026	1,108,659
Fixed assets	7,568,141	14,333,310
Less: Accumulated depreciation	(3,188,857)	(4,938,874)
Fixed assets, net	4,379,284	9,394,436
Intangible assets, net	3,762,712	4,429,924
Goodwill	28,539,659	27,680,735
Deferred income taxes - Non-current	1,601,666	2,332,505

Total assets	132,662,850	127,137,172

Liabilities and stockholders' equity
Current liabilities:
Short term loan	12,230,661	11,716,118
Obligations under capital leases	47,493	334,275
Trade accounts payables	11,761,830	13,767,228
Billings in excess of costs and estimated earnings on uncompleted contracts	3,362,241	2,059,891
Employee and payroll accruals	2,774,039	523,288
Dividends payable to ex-owners	11,624	580,005
Deemed distribution to ex-owners	0	0
Due to related parties	594,008	0
Outstanding payment in relation to business acquisitions	18,175	253,004
Income taxes payable	1,480,397	1,703,762
Other current liabilities	7,661,980	7,734,131
Deferred income taxes - Current	334,258	240,366

Total current liabilities	40,276,706	38,912,068

Obligations under capital leases	0	46,064
Deferred income taxes	205,318	134,259

Total liabilities	40,482,024	39,092,391

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 18,601,723 and 19,501,146 shares issued and outstanding as of December 31, 2009 and December 31, 2010	3,021,220	2,930,201
Additional paid-in capital	58,241,056	56,488,339
Stock-based compensation cost	1,215,943	0
Reserves	7,614,418	6,317,238
Retained earnings	21,764,816	21,483,132
Accumulated other comprehensive loss	(451,886)	(326,639)
Minority interests	775,259	1,152,509

Total stockholders' equity	92,180,826	88,044,780

Liabilities and stockholders' equity	132,662,850	127,137,172

Fourth Quarter and Full Year 2010 Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results for the three-month period ended December 31, 2010 on Friday, February 18, 2011 at 8:00AM EDT/ 9:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 8835.

US	+1 866 636 3243

China Toll Free Number:	800 888 0221

China Toll Number:	400 810 0025

Hong Kong Toll Number:	+852 3005 1322

All Other Participants:	+86 10 5851 1520

A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked on the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. Independent research firm IDC has also named Yucheng one of the top 3 market share leader in China's Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)
Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar thousands)
Total Revenues (GAAP)	21,927	7,011	60,950	51,913	15,780
Third Party Hardware and Software Costs	63	-2,556	1,161	1,540	-15
Net Revenue (non-GAAP)	21,864	9,567	59,789	50,373	15,795

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar thousands)
Total Revenues of platform & maintenance services (GAAP)	3,183	-441	9,565	9,897	1,801
Third Party Hardware and Software Costs	63	-2,556	1,161	1,540	-15
Net Revenue of platform & maintenance services (non-GAAP)	3,119	2,115	8,405	8,357	1,816

(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.
Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
Gross margin (GAAP)	50.6%	27.4%	48.8%	46.0%	48.4%
Third Party Hardware and Software Costs	0.1%	-7.3%	0.9%	1.4%	0.0%
Gross margin (non-GAAP)	50.7%	20.1%	49.7%	47.4%	48.4%

Reconciliation of Gross margin of net revenues (non-GAAP) for platform maintenance services to GAAP Gross margin of net revenues for platform maintenance services
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
Gross margin of net revenues for platform maintenance services(GAAP)	60.6%	-191.9%	43.3%	48.7%	36.3%
Third Party Hardware and Software Costs	1.2%	231.9%	6.0%	9.0%	-0.3%
Gross margin of net revenues for platform maintenance services(non-GAAP)	61.8%	40.0%	49.3%	57.7%	36.0%

(3) Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar thousands)
Operating expenses (GAAP)	8,378	9,794	24,172	25,213	5,646
Share based compensation	724	0	1,216	0	486
Amortization of acquired intangible assets	44	336	175	1,343	43
Operating expenses (non-GAAP)	7,611	9,459	22,782	23,870	5,117

(4) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
Operating margin (GAAP)	12.4%	-112.3%	9.1%	-2.5%	12.6%
Share based compensation	3.3%	0.0%	2.0%	0.0%	3.1%
Amortization of acquired intangible assets	0.2%	4.8%	0.3%	2.6%	0.3%
Third Party Hardware and Software Costs	0.0%	28.7%	0.2%	0.0%	0.0%
Operating margin (non-GAAP)	15.9%	-78.8%	11.6%	0.0%	16.0%

(5) Net income (non-GAAP)

Net income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income from continued operations (non-GAAP) to GAAP net income from continued operations
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar thousands)
Net Income from continued operations (GAAP)	2,394	-6,448	5,788	453	1,787
Adjustments:
- Share based compensation	724	0	1,216	0	486
- Amortization of acquired intangible assets	44	336	175	1,343	43
Net Income from continued operations (non-GAAP)	3,161	-6,112	7,178	1,796	2,317

Reconciliation of net income (non-GAAP) to GAAP net income
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar thousands)
Net Income (GAAP)	-1,790	-6,774	716	-615	1,492
Adjustments:
- Share based compensation	724	0	1,216	0	486
- Amortization of acquired intangible assets	44	336	175	1,343	43
Net Income (non-GAAP)	-1,022	-6,438	2,107	728	2,021

(6) Net income (non-GAAP) per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income from continued operations (non-GAAP) per diluted share to GAAP net income from continued operations per diluted share
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar)
GAAP net income from continued operations Per diluted Share	0.12	-0.35	0.31	0.02	0.09
Adjustments:
- Share based compensation	0.04	-	0.06	-	0.03
- Amortization of acquired intangible assets	0.00	0.02	0.01	0.07	0.00
Non-GAAP net income from continued operations Per diluted Share	0.16	-0.33	0.38	0.10	0.12

Reconciliation of net income (non-GAAP) per diluted share to GAAP net income per diluted share
	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31		2010 Q3
	2010	2009	2010	2009
	(in US dollar)
GAAP net income Per diluted Share	-0.09	-0.36	0.04	-0.03	0.08
Adjustments:
- Share based compensation	0.04	-	0.06	-	0.03
- Amortization of acquired intangible assets	0.00	0.02	0.01	0.07	0.00
Non-GAAP net income Per diluted Share	-0.05	-0.35	0.11	0.04	0.11

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of February 18, 2011. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and in our reports on Forms 10-Q and 8-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1 Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.
2 Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).
3 Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.
4 Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.
5 Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)
6 Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses.